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                          MEMORANDUM OF UNDERSTANDING

          This Memorandum of Understanding is entered into as of July 19, 2001, among (i) the plaintiffs in the Actions (as defined herein) and (ii) PJ America, Inc. (the "Company"), (iii) the members of the board of directors of the Company (Richard F. Sherman, Douglas S. Stephens, Michael M. Fleischman, Kim V. Knapp, Frank O. Keener, D. Ross Davison, Martin T. Hart, Stephen P. Langford, Terry Smith and David Lloyd) (collectively, the "Individual Defendants"), by their respective undersigned attorneys.

          WHEREAS, on March 23, 2001, an investor group that included but was not limited to certain of the Individual Defendants (Richard F. Sherman, Douglas
S. Stephens, Michael M. Fleischman, Frank O. Keener, Martin T. Hart and Stephen
P. Langford) (collectively, the "Investor Group"), through PJ Acquisition Corp. ("PJ Acquisition"), made a preliminary offer to the Company's Board of Directors (the "Board") to acquire all the outstanding shares of common stock of the Company not currently owned by them in a cash tender offer at a price of $8.00 per share in cash (the "Proposal"), subject to a number of conditions, including receipt of financing on terms satisfactory to the Investor Group and ownership by the Investor Group of at least 90% of the Company's outstanding shares following the purchase of shares pursuant to the tender offer.

          WHEREAS, the Company announced that the Board had appointed a special committee (the "Special Committee") of outside directors (consisting of David Lloyd, Terry Smith and Kim V. Knapp) to conduct a review of the Proposal and evaluate strategic alternatives for the Company;

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          WHEREAS, between March 23 and March 26, 2001, four substantially similar purported class actions (collectively, the "Actions") styled Judith Barclay v. PJ America, Inc., et al., Civil Action No. 18758-NC, Lee Brenin v. Richard Sherman, et al., Civil Action No. 18765-NC, Walter B. Love v. PJ America, Inc. et al., Civil Action No. 18766-NC, and Jerry Ostertag, Jr. v. PJ America, Inc., et al., Civil Action No. 18767-NC, were filed in the Court of Chancery of the State of Delaware in and for New Castle County (the "Court"), alleging that the Proposal was unfair to the Company's public stockholders, the consideration was inadequate, and that some or all of the Individual Defendants breached their fiduciary duties to the Company's public stockholders, and seeking injunctive relief and damages in connection with the Proposal;

          WHEREAS, on April 11, 2001, the Company announced that the Special Committee engaged the investment banking firm of Banc of America Securities LLC as its financial advisor and the law firm of Akin, Gump, Strauss, Hauer & Feld, L.L.P. to act as its legal advisor in connection with its review of the Proposal;

          WHEREAS, on May 2, 2001, the Special Committee met with its financial and legal advisors and concluded that it should reject the Proposal as being inadequate, and it communicated its rejection of the Proposal to the Investor Group on May 3, 2001;

          WHEREAS, on May 14, 2001, the Investor Group made a revised proposal, through PJ Acquisition, to purchase all the outstanding shares of common stock not currently owned by them at an increased price of $8.50 per share in cash (the "Revised Proposal"), subject to certain conditions;

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          WHEREAS, on May 17, 2001, the Special Committee met with its financial and legal advisors and concluded that it should reject the Revised Proposal as being inadequate, and it communicated its rejection of the Revised Proposal to the Investor Group on that same day;

          WHEREAS, upon the request of plaintiffs' counsel, counsel for the Special Committee provided plaintiffs' counsel with certain materials prepared by the Special Committee's financial advisor and other non-public materials regarding the prospects of the Company, subject to an understanding that plaintiffs' counsel would maintain the confidentiality of such materials;

          WHEREAS, plaintiffs' counsel reviewed the foregoing materials together with their own independent financial advisors, and subsequently had multiple discussions with the representatives of the Special Committee and the Investor Group;

          WHEREAS, after consultation with the Special Committee and plaintiffs' counsel, on June 22, 2001, the Investor Group, through PJ Acquisition, made a final proposal to purchase all the outstanding shares of common stock not currently owned by them at an increased price of $8.75 per share in cash (the "Final Proposal");

          WHEREAS, on June 27, 2001, the Special Committee met with its financial and legal advisors and, based in part on the representations of plaintiffs' counsel that at an $8.75 per share price they would be agreeable to settling such litigation, subject to execution of definitive agreements on customary terms, concluded that it should recommend that the Final Proposal be accepted by the Board, and that the Company execute a merger agreement with PJ Acquisition (the "Merger Agreement") contemplating a tender offer pursuant to the terms of the Final Proposal (the "Tender Offer") with a back-end merger to acquire untendered shares at $8.75 per share in cash (the "Merger"); and

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          WHEREAS, defendants acknowledge that the pendency of the Actions and the discussions with plaintiffs' counsel were a material factor in causing the Investor Group to increase the proposal to $8.75 per share.

          NOW, THEREFORE, the parties to the Actions have reached an agreement in principle to settle and dismiss the Actions with prejudice on the following terms and conditions:

          1. Plaintiffs and their counsel shall be entitled to review and comment upon the draft Tender Offer materials and any other documents concerning the Merger Agreement (collectively, the "Tender Offer Materials") before submission of the Tender Offer Materials to the SEC for final approval in an effort to ensure that adequate and appropriate disclosures are made so that stockholders of the Company who are not affiliated with the Investor Group will be able to make an informed decision about whether to tender their shares in the Tender Offer.

          2. The existence and prosecution of the Actions were material factors considered by the Investor Group in determining to increase the per share consideration to be paid to holders of the Company's outstanding minority shares in the Tender Offer to $8.75 per share in cash.

          3. The parties to the Actions will use their best efforts to agree upon, execute, and present to the Court as soon as practicable upon completion of reasonable confirmatory discovery a formal Stipulation of Settlement
(the "Stipulation") and such other documentation as may be required in order to obtain prompt approval by the Court of the settlement and release of the Actions, upon the terms set forth in this Memorandum of Understanding (the "Settlement"). The parties agree that the Stipulation shall be agreed upon and executed as soon as practicable after the date of the signing of this Memorandum of Understanding, and no later than 30 days after the completion of confirmatory discovery. The parties shall use their reasonable best efforts to complete such confirmatory discovery within 60 days after the date of the signing of this

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Memorandum of Understanding (or such longer period as the parties may mutually agree), such confirmatory discovery to consist of one deposition of one representative of each of the Special Committee, the Investor Group and Banc of America Securities LLC and customary review of agreements or financial information. The Stipulation will expressly provide, among other things, (a) for a complete release and settlement of all claims against the Company, the Individual Defendants, PJ Acquisition and any non-party members of the Investor Group, and their respective predecessors, successors, assignees, parents, subsidiaries, counsel, accountants, attorneys, affiliates, and agents, including without limitation, investment banks or bankers or commercial banks and any past, present, or future officers, directors, or employees of defendants and their predecessors, successors, assignees, parents, subsidiaries, counsel, accountants, attorneys, affiliates and agents, which have been, or could have been, asserted relating to the transactions and allegations that are the subject of the Actions, including, inter alia, the Proposal, the Revised Proposal and the Final Proposal, whether known or unknown at this time; (b) that defendants have denied and continue to deny that they have committed or threatened to commit any violations of law or breaches of duty to the plaintiffs, the Class (as defined below) or anyone; and (c) that the defendants are entering into the Stipulation because the proposed Settlement as described above would eliminate the burden and expense of further litigation and would facilitate the consummation of the transaction pursuant to the Final Proposal.

          4. For purposes of the settlement of the Actions, consistent with the terms of the Memorandum of Understanding, plaintiffs will petition the Court in connection with the Stipulation for conditional, and ultimately if the Settlement is approved, final certification, pursuant to Chancery Courts Rule 23(a), (b)(1) and (b)(2), of a non-opt out class defined as all holders of common stock of the Company as of March 23, 2001, through and including the

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effective date of the Merger; excluded from the class are any defendants in the
Actions and any person, firm, trust corporation or any entity related to or affiliated with any defendant (the "Class").

          5. The parties to the Actions will present the Settlement to the Court for hearing and approval as soon as practicable following appropriate notice to stockholders and will use their best efforts to obtain final Court approval of the Settlement, certification of the Class, and release and dismissal of the Actions with prejudice as against plaintiffs and the Class and without awarding costs to any party (except as provided in paragraph 7 below).

          6. The consummation of the Settlement contemplated by this Memorandum of Understanding is subject to (a) the Stipulation, including certification of the Class (and other such documentation as may be required to obtain final Court approval of the Settlement), being executed by counsel for the parties, (b) to the extent that the Company's D&O insurance policy is implicated by the Settlement, written consent to the terms of the Settlement by the Company's D&O insurance carrier (which consent, pursuant to the Company's D&O insurance policy, may not be unnecessarily withheld), (c) the consummation of the transaction pursuant to the Final Proposal; (d) final Court approval of the Settlement including certification of the Class (and the exhaustion of possible appeals, if any) and the dismissal of the Actions by the Court with prejudice and without awarding costs to any party (except as provided for in Paragraph 7 below) have been obtained; and further provided that no order has been entered by any Court of competent jurisdiction restraining or enjoining the Final Proposal. This Memorandum of Understanding shall be null and void and of no force and effect should any of the above conditions and provisos not be met; in such event this Memorandum of Understanding shall not be deemed to prejudice in any way the positions of the parties with respect to the Actions nor

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entitle any party to recovery of fees, costs or expenses incurred to implement this Memorandum of Understanding.

          7. As part of the approval and consummation of the Settlement, and subject to the approval of the Court and the terms and conditions of this Memorandum of Understanding and the contemplated Stipulation, the Company and the Individual Defendants have agreed not to oppose an application by plaintiffs' counsel for attorneys' fees and expenses not to exceed $185,000 in the aggregate. If the transaction pursuant to the Final Proposal does not close or the Court fails to approve the Settlement, no payment shall be due under the terms of this Memorandum of Understanding.

          8. The Company shall pay costs and expenses incurred in providing notice of the Settlement to the Class regardless of whether the Settlement is consummated. Defendants or their designated agent shall administer such notice.

          9. The parties to the Actions agree that the Actions shall be stayed pending submission of the proposed Settlement to the Court for its consideration and no other proceedings shall be undertaken in connection with the Actions except for the completion and filing of a currently proposed consolidation order, consolidated amended complaint, and confidentiality stipulation. Counsel shall enter into such documentation as shall be required to effectuate the foregoing agreements.

          10. If any action is filed in state or federal court asserting claims that are related to the subject matter of the Actions prior to final court approval of the proposed Settlement, plaintiffs in the Actions shall cooperate with defendants in obtaining the dismissal or withdrawal of such related litigation, including where appropriate joining in any motion to dismiss such litigation.

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          11.  This Memorandum of Understanding may be executed in counterpart by any of the signatories hereto, and as so executed shall constitute one agreement.

          12. This Memorandum of Understanding and the Settlement contemplated by it shall be governed by, and construed in accordance with the laws of the State of Delaware.

          13. This Memorandum of Understanding may be modified or amended only by a writing signed by the signatories hereto.

          14. Plaintiffs and their counsel represent and warrant that none of plaintiffs' claims or causes of action referred to in this Memorandum of Understanding have been assigned, encumbered or in any manner transferred in whole or in part.

          15. Each of the attorneys executing this Memorandum of Understanding has been duly empowered and authorized by his/her respective client(s) to do so.

          16. All parties agree that, whether or not the Settlement is consummated, this Memorandum of Understanding and the agreements that are contained herein will not be introduced into evidence or used in any way in connection with any subsequent proceeding in the Actions or otherwise.

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Date:  July 19, 2001

                                       /s/ Matthew M. Houston
                                       -----------------------------------------
                                       Matthew M. Houston, Esq.
                                       Wechsler Harwood Halebian & Feffer LLP
                                       488 Madison Avenue, 8/th/ Floor
                                       New York, NY 10022
                                                    And


                                       /s/ Jonathan Plasse
                                       -----------------------------------------
                                       Jonathan Plasse, Esq.
                                       Goodkind Labaton Rudoff & Sucharow LLP
                                       101 Park Avenue
                                       New York, NY 10017

                                       Co-Lead Counsel on behalf of Plaintiffs


                                       /s/ Kurt M. Heyman
                                       -----------------------------------------
                                       Kurt M. Heyman, Esq.
                                       Patricia L. Enerio, Esq.
                                       The Bayard Firm
                                       222 Delaware Avenue, Suite 900
                                       Wilmington, DE 19801

                                       Counsel on behalf of the Individual
                                       Defendants who are Members of
                                       The Investor Group


                                       /s/ Christian Douglas Wright
                                       -----------------------------------------
                                       William D. Johnston, Esq.
                                       Christian Douglas Wright, Esq.
                                       John J. Paschetto, Esq.
                                       Young, Conaway, Stargatt & Taylor, LLP
                                       Eleventh Floor, Wilmington Trust Center
                                       1100 North Market Street
                                       Wilmington, DE 19801

                                       Counsel on behalf of the Company and
                                       Individual Defendants who are not
                                       Members of the Investor Group

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